

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2012

Via E-mail
Eric Montandon
Chief Executive Officer
WWA Group, Inc.
700 Lavaca Street, Suite 1400
Austin, Texas 78701

> **Re:** **WWA Group, Inc.**
> **Information Statement on Schedule 14C**
> **Filed October 16, 2012**
> **Response dated November 28, 2012**
> **File No. 000-26927**

Dear Mr. Montandon:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated November 9, 2012, including the statement that you "obtained stockholder approval for the transactions through a series of telephone and face-to-face meetings between the CEO of the Company and all of those stockholders who consented in writing." We further note the statement in your response that you "did not rely on any exemption to file an information statement on Schedule 14C rather than a proxy statement on Schedule 14A since [you] do not require, or plan on making any solicitation." A solicitation includes "any request for a proxy whether or not accompanied by or included in a form of proxy." Please see Rule 14a-1(l)(i). The term "proxy" includes a "consent or authorization." Please see Rule 14a-1(f). We believe that your meetings with stockholders appear to have resulted in a solicitation because the consent signed by the stockholders was a proxy which you requested from the stockholders. Solicitations must be accompanied by a proxy statement on Schedule 14A

unless they qualify for an exemption. Please see Rule 14a-2. Accordingly, please state the exemption or exemptions on which you have relied to solicit proxies from the twelve non-management "shareholders who consented in writing." Alternatively, please re-file your information statement, with appropriate revisions, as a proxy statement on Schedule 14A and conduct your solicitation in conformity with the requirements of Section 14 of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

Security Ownership of Certain Beneficial Owners and Management, page 45

2.   Please show us how you calculated the total holdings in the table for all directors and officers as a group. Regarding the row in the table for Mr. Montandon, which shows his total beneficial ownership as 2,314,074 shares, if he holds 300,000 shares in his own name and is the beneficial owner of an additional 2,104,074 shares (N.B., the last "4" in that number appears to be missing in the footnote to the table), then his total holdings should be 2,404,074. Please revise the table accordingly.

Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876, Dietrich A. King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director